Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Profitability. Leadership. Growth. May 2006

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Tiered Storage Environment
Primary
Storage
Near Line
Storage
2nd to N
Storage
Deep
Archival
• Mission Critical
• Mirroring
• Most expensive
• Most reliable
• Most scalable
• High data value
• High availability
• Medium
performance
• Less expensive
• Readily accessible
• Medium to high
data value
• Disk-based backup
• Limited scalability
• High capacity
• Low performance
• Low cost
• Tape archival
• Infrequently
accessed
• Archival data offsite
• Regulatory
requirements:
WORM, security
• Low data value
• Infrequently
accessed
th

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Historical Perspective
• 25 years of storage experience and expertise: in 2001, began the transition from hard drives to a new mission
• Spent past several years re-engineering every aspect of the company
– Legacy issues
– Organization/infrastructure
– Cost structure
– Certance acquisition & integration
– Research & development in new products & platforms
– Quality improvement
The largest independent provider of backup, recovery
and archive solutions

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Financial Results Illustrate Progress
*Financial results reflect Income/loss from continuing operations
2 cents loss
7 cent profit
$13.0M
$230M
(29%)
32%
$794M
FY’05
36 cents loss
4 cents loss
($6.2M)
$250M
(31%)
33%
$808M
FY’04
23 cent loss
10 cent profit
$19.3M
$229M
(27.5%)
30%
$834M
FY’06
81 cents loss GAAP EPS*
7 cents loss Non-GAAP EPS**
($10.8M) Net Income
(loss)*
$278M
(32%)
Opex
(% of Revenue)
32% GM Rate
$871M Revenue
FY’03 Non-GAAP**
**Non-GAAP financial measures presented here are not prepared in accordance with GAAP. For a presentation of the GAAP measures, and a reconciliation of the differences between the GAAP and non-GAAP measures, please visit the Investor Relations section of our website located at www.Quantum.com.
• FY05 first full year of non-GAAP profit in 3 years
• Focus on resolving legacy issues
• Reassessed roadmap for new products and platforms

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

FY06 was a Pivotal Year
• Develop an execution platform that facilitates success
– Simplified business systems to one Oracle platform; consolidated operations and manufacturing sites; consolidated engineering and marketing functions; launched new Quantum.com site
• Create the industry’s leading tape business
– Launched 11 new products: SuperLoader3, PX500 Series, DLT-V4, SDLT
600A, DLT-S4, the Quantum security framework and more!
• Build a promising growth platform
– Launched StorageCare Guardian, DX3000, DX5000, DPM5500 and
GoVault
• Settle legacy issues
– Sun/STK lawsuit
– All issues are resolved

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Develop stronger
execution platform that
facilitates success by
leveraging Quantum’s
breadth to create
sustainable cost and
quality advantages
Build on industry’s
leading independent
tape business by
capitalizing on unique
position as developer
of tape drives, media
and automation
Create growth
platform by moving
beyond tape with
disk, software and
services optimized for
tiered storage
environments
Quantum’s Strategic Priorities
More diverse, differentiated and valuable storage market position
Increased customer value and better overall experience

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

A Transforming Transaction
The two leading, independent backup, recovery
The two leading, independent backup, recovery
and archive providers…
and archive providers…
are joining together to create one of the
are joining together to create one of the
industry’s largest, independent storage
industry’s largest, independent storage
company and one that will provide customers
company and one that will provide customers
the most comprehensive and integrated range
the most comprehensive and integrated range
of solutions for securely storing, managing,
of solutions for securely storing, managing,
protecting and recovering their data in open
protecting and recovering their data in open
systems IT environments
systems IT environments
+

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Transaction Summary
• Expected 3 to 4 months after announcement Closing
• ADIC shareholder approval
• HSR clearance
• No financing condition
• Other customary conditions
Conditions
• Combined cash on hand of $320M
• Debt of up to $500M
• Obtained formal commitment from KeyBanc
Financing
• $770 million, net of transaction expenses Total Offer Value
• $12.25 per share in cash or 3.461 shares of Quantum
stock for each ADIC share in lieu of cash.
• Stock election is subject to pro-ration such that Quantum
will issue no more than 19.95% of its stock outstanding
Offer Price

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Powerful Strategic Rationale
Enhances
financial
position
Expands
market
access
Stronger
growth
platform

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Growth Opportunities
• Data growth rates show no signs of slowing
• Storage remains a top IT decision-maker priority
• Regulatory compliance issues increase storage
complexity, risk and cost
• Existing storage architectures no longer meeting
requirements
• Users seeking trusted suppliers that can deliver
best-of-breed solutions
• Constrained IT budgets dictate strong focus on
total cost of ownership
001011010010101010101010101000101010010101001001000100
001011010010101010101010101000101010010101001001000100
100010001101110001011000001111001111010010111001001010
011011100010110000011110011110100101110010010101010101
000001001011010010101010101010101000101010010101001001
000100100010001101110001011000001111001111010010111001
001010101010100000100101101001010101010101010100010101
001010100100100010010001000110111000101100000111100111
101001011100100101010101010000010010110100101010101010
101010001010100101010010010001001000100011011100010110
000011110011110100101110010010101010101000001001011010
010101010101010101000101010010101001001000100100010001
101110001011000001111001111010010111001001010101010100
000101101110001011000001111001111010010111001001010101
010100000100101101001010101010101010100010101001010101
001011010010101010101010101000101010010101001001000100
100010001101110001011000001111001111010010111001001010
011011100010110000011110011110100101110010010101010101
000001001011010010101010101010101000101010010101001001
000100100010001101110001011000001111001111010010111001
001010101010100000100101101001010101010101010100010101
001010100100100010010001000110111000101100000111100111
101001011100100101010101010000010010110100101010101010
101010001010100101010010010001001000100011011100010110
000011110011110100101110010010101010101000001001011010
010101010101010101000101010010101001001000100100010001
101110001011000001111001111010010111001001010101010100
000101101110001011000001111001111010010111001001010101
010100000100101101001010101010101010100010101001010101
001011010010101010101010101000101010010101001001000100
100010001101110001011000001111001111010010111001001010
011011100010110000011110011110100101110010010101010101
000001001011010010101010101010101000101010010101001001
000100100010001101110001011000001111001111010010111001
001010101010100000100101101001010101010101010100010101
001010100100100010010001000110111000101100000111100111
101001011100100101010101010000010010110100101010101010
101010001010100101010010010001001000100011011100010110
000011110011110100101110010010101010101000001001011010
010101010101010101000101010010101001001000100100010001
101110001011000001111001111010010111001001010101010100
000101101110001011000001111001111010010111001001010101
010100000100101101001010101010101010100010101001010101
Unprecedented Opportunity for a Storage Industry Innovator to
Unprecedented Opportunity for a Storage Industry Innovator to
Deliver Integrated Backup, Recovery and Archive Solutions
Deliver Integrated Backup, Recovery and Archive Solutions

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Total Storage Market 2006 CAGR%
Network Infrastructure 3.2 $      17.5%
Management Software 8.9 $      11.6%
Tape Devices / Systems 7.9 $      5.1%
Host-Attached Disk 7.3 $      -5.5%
Disk Arrays 18.4 $    5.8%
Total 45.7 $    5.3%
Recovery Storage Market 2006 CAGR%
Recovery Services 0.08 $    14.9%
Recovery Net. Infra. 1.3 $      23.8%
Recovery Mgmt. Software 5.3 $      12.0%
Tape Devices / Systems 7.9 $      5.1%
Recovery Disk Systems 4.9 $      15.7%
Total 19.4 $    10.6%
$20 Billion Growth Market
Total Storage Market
End-user Revenue
$ Billions
“Recovery” Storage Market
End-user Revenue
$ Billions
CAGR% for 2003-2008
Source: Gartner and Quantum
Target Market Represents Growth Opportunity that is 2x
Target Market Represents Growth Opportunity that is 2x
the Rate of Storage Industry Overall
the Rate of Storage Industry Overall

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Stronger Platform for Growth
Our Vision: Comprehensive and integrated solutions for
Our Vision: Comprehensive and integrated solutions for
securely storing, managing, protecting and recovering data in securely storing, managing, protecting and recovering data in open systems IT environments
open systems IT environments
Core
Backup &
Recovery
Remote
Site
Disaster
Recovery
Workflow
&
Archiving
Storage
Security
Tiered
Data
Center
Storage
Data
Mgmt.
FastStor FastStor
Scalar i500 Scalar i500
PX500 Series PX500 Series
Scalar 10k Scalar 10k
SuperLoader 3 SuperLoader 3
iSurety iSurety
Guardian Guardian
Global Services Global Services
Pathlight VX Pathlight VX
DX-Series
PX720 PX720
Scalar i2000 Scalar i2000
DPM5500 DPM5500

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Market Access = Revenue Opportunity
• Over 3000 employees
• Significant global presence
• Substantial customer access capabilities
– 3x the sales force and 2x the service sales force
– Broad base of OEM relationships
– Over 250 enterprise VARs
– Over 5,000 VARs actively selling product each
quarter
– Over 200,000 automation systems installed in last
four years
– Almost 20,000 systems covered by service uplift
contracts

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Dual Go-to-Market Approach
Workgroup                   Midrange                  Enterprise
Workgroup                   Midrange                  Enterprise
Quantum Strengths:
• Tape drives
and media
• Low-end tape
automation
• Removable
disk drives
• Security
• High volume channel
ADIC Strengths:
• Enterprise tape
automation
• Data management
software
• Enterprise sales
expertise
• Direct and vertical
accounts
• EMEA and APAC field
coverage
Common strengths;
More critical mass
• Midrange tape
automation
• Disk-based backup
• Services
• OEM partnerships:
IBM, Dell, HP, Fujitsu
Siemens, Sun

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Enhances Quantum’s Financial Position
• Highly accretive to EPS
– Up to 15 cents accretive to cash EPS in the first full year of combined operations
• Annual cost synergies of approximately $45 million, primarily from:
– COGS economies of scale and manufacturing efficiencies
– Reduction of duplicative operating expenses
– Sharing of R&D and marketing costs
• Higher margin revenue base
– Quantum branded revenue ~ 30% vs. ADIC branded revenue ~ 60%
– Increased service revenue

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Integration is Critical
• Dedicated experienced integration leader
• Cost synergies are well concentrated
– R&D
– G&A
– Services
– Operations
• Sales and marketing is largely complementary – minimal disruption
• Additional sales opportunities
– Tape drive and media
• Customer and partner feedback has been positive
• Integration plan is underway

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Integration Philosophy
• Pick the best
– Management
– Products
– Operations
• Make decisions soon after close on all critical areas, including synergy actions
• Blend sales force and capabilities: High volume (Quantum) and High touch (ADIC)
• Aggressive communications to relevant constituents to ensure smooth integration: customers, employees, partners
• De-leverage quickly and prudently

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

11
80% of Synergies are Concentrated in Four
Areas
Manufacturing OH & BOM
• Service infrastructure
utilization improvement
• Higher manufacturing
utilization
• Supply chain management
• CM consolidation
• BOM reduction
Sales & Marketing
• HC reductions for
duplicative functions
• Marketing/tradeshow
programs consolidation
• Administrative redundancies
G&A
• HC reductions for
duplicative functions
(HR/Facilities/Admin/Exec)
• Audit/legal/IR fees reduced
• BOD & R/E elimination
• IT redundancies
R&D
• HC reductions
• Shared R&D costs

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Product Portfolio
DX100
DX30
CDL Autoloader SuperLoader™ 3 PX502 PX506 PX510
PX720
LTO  FH SDLT / DLT-S4 LTO  HH
DLT VS / DLT-V4
DDS / DAT Travan
DISK-BASED BACKUP APPLIANCES AND SYSTEMS
STORAGE DEVICES AND MEDIA
DX5000
DPM5500
DX3000
TAPE AUTOMATION SYSTEMS
DPM5500
New
New
New
New New
New
New
New
New
SDLT 600A GoVault
New
New

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Award-Winning Global Services
Eight Technical Eight Technical
Assistance Assistance
Centers Centers
Over 400 Strategic Over 400 Strategic
Stocking Stocking
Locations Locations
90 Countries 90 Countries
Covered Covered
>50 Product Lines >50 Product Lines
Supported Supported
>18k Contracts >18k Contracts
2005, 2006
NorthFace Award
Customer Sat. Excellence
2006
SSPA STAR Award
Best Practices in Support
2004, 2005, 2006
SCP Certified
Support Effectiveness
2005
Positive Rating
Support / Acct. Management
Over 700 Service Over 700 Service
Team Members Team Members
(+ Partners) (+ Partners)
Leadership in Leadership in
Enabling Enabling
Technology Technology
(iSurety, Guardian) (iSurety, Guardian)

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Quantum Summary Historical Financials
Free Cash Flow defined as Cash From Operations minus Capital Expenditures. EBITDA includes interest income. Fixed Charge Coverage equals EBITDA divided by Interest Expense + CapEx
   ($ in Millions)
Fiscal Year Ended March 31,
2000 2001 2002 2003 2004 2005 2006
Revenues $1,418.9 $1,346.1 $1,029.7 $870.8 $808.4 $794.2 $834.3
Growth 8.9% (5.1%) (23.5%) (15.4%) (7.2%) (1.8%) 5.1%
Gross Profit $648.9 $612.5 $377.6 $267.2 $251.7 $235.5 $231.9
Margin 45.7% 45.5% 36.7% 30.7% 31.1% 29.7% 27.8%
EBITDA $425.4 $350.8 $103.7 $44.5 $55.1 $64.5 $52.1
Margin 30.0% 26.1% 10.1% 5.1% 6.8% 8.1% 6.2%
Operating Income $344.6 $309.4 $41.9 ($16.5) ($4.5) $2.0 ($4.2)
Margin 24.3% 23.0% 4.1% (1.9%) (0.6%) 0.3% (0.5%)
Net Income $40.8 $160.7 $42.5 ($264.3) ($62.0) ($3.5) ($41.5)
Margin 2.9% 11.9% 4.1% (30.4%) (7.7%) (0.4%) (5.0%)
Interest Expense $19.0 $17.7 $23.0 $24.4 $17.6 $11.2 $10.0
CapEx $35.2 $58.6 $41.3 $18.5 $22.3 $19.8 $24.4
Senior Secured Debt - - - - - - -
Total Debt $287.5 $287.5 $287.5 $287.5 $160.5 $160.0 $160.0
Free Cash Flow $461.5 $119.9 ($2.5) ($0.9) ($24.3) $6.5 ($11.5)
EBITDA / Interest 22.4x 19.9x 4.5x 1.8x 3.1x 5.8x 5.2x
Fixed Charge Coverage 7.9x 4.6x 1.6x 1.0x 1.4x 2.1x 1.5x
Senior Debt / EBITDA NM NM NM NM NM NM NM
Total Debt / EBITDA 0.7x 0.8x 2.8x 6.5x 2.9x 2.5x 3.1x
Total Debt / Capital 32.7% 18.2% 33.9% 44.7% 34.4% 34.0% 36.3%

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC Summary Historical Financials
   ($ in Millions)
Fiscal Year Ended October 31, LTM, as of
2000 2001 2002 2003 2004 2005 1/31/2006
Revenues $290.3 $364.7 $337.6 $424.0 $454.8 $454.2 $462.6
Growth 27.7% 25.6% (7.4%) 25.6% 7.3% (0.1%) 1.9%
Gross Profit $106.6 $105.8 $91.8 $131.9 $129.2 $139.1 $141.3
Margin 36.7% 29.0% 27.2% 31.1% 28.4% 30.6% 30.5%
EBITDA $20.0 $27.8 $32.2 $40.6 $37.9 $40.7 $39.3
Margin 6.9% 7.6% 9.5% 9.6% 8.3% 9.0% 8.5%
Operating Income $32.0 $14.4 ($11.9) $9.5 $2.2 $6.3 $8.6
Margin 11.0% 3.9% (3.5%) 2.2% 0.5% 1.4% 1.9%
Net Income $95.4 ($10.8) $1.6 $12.5 $7.7 $14.3 $18.0
Margin 32.9% (3.0%) 0.5% 2.9% 1.7% 3.1% 3.9%
Interest Expense $0.4 $0.3 $0.2 $0.0 $0.0 $0.0 $0.0
CapEx $15.2 $20.1 $26.9 $14.3 $14.6 $13.9 $16.1
Senior Secured Debt - - - - - - -
Total Debt $1.3 $1.2 $1.0 $1.0 $0.0 $0.0 $0.0
Free Cash Flow ($33.8) ($55.6) $13.1 $1.7 $17.0 $34.8 $32.2
EBITDA / Interest 50.9x 93.8x 177.1x NM NM NM NM
Fixed Charge Coverage 1.3x 1.4x 1.2x 2.8x 2.6x 2.9x 2.4x
Senior Debt / EBITDA NM NM NM NM NM NM NM
Total Debt / EBITDA 0.1x 0.0x 0.0x 0.0x 0.0x 0.0x 0.0x
Total Debt / Capital 0.4% 0.4% 0.3% 0.3% 0.0% 0.0% 0.0%
Free Cash Flow defined as Cash From Operations minus Capital Expenditures. EBITDA includes interest income. Fixed Charge Coverage equals EBITDA divided by Interest Expense + CapEx

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Summary
• Coming together to become the largest independent provider of backup, recovery and archive solutions
– Address customers evolving data protection, retention and recovery needs
• Most comprehensive and integrated range of solutions
– Unparalleled portfolio of systems, software, devices, media and service capabilities
• Benefits of scale and integration, and a single source of intelligent and innovative products and services
– Deliver unsurpassed value to customers and partners
– Financially positioned to invest in new solutions to address emerging storage challenges
• Much stronger go-to-market infrastructure
– Larger and better leveraged sales and service capabilities
– Enhanced support for channel partners, OEMs and end-users
• Broader base of R&D expertise provides opportunities for greater innovation

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Additional Information and Where to Find It
Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus
will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration
Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the
Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy
Statement/Prospectus from Quantum by contacting Investor Relations at (408)
944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.
Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Forward-Looking Statements
This presentation contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the following: the merger transaction and the benefits and synergies of the merger; expectation that target market represents growth opportunity compared to growth of storage industry; expected benefits of increased financial strength; and the revenues, partners, markets, customers, products and technologies of the combined company. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Quantum to differ materially from those expressed or implied by such forward-
looking statements.
Such risks and uncertainties include, among others, the following: the approval of the transaction by the stockholders of ADIC; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; the successful and timely integration of ADIC operations, technologies and employees with those of Quantum; the ability to realize the anticipated benefits or synergies of the transaction in a timely manner or at all; fluctuations in the demand for the products of the combined company; possible development or marketing delays relating to product offerings of the combined company;
the introduction of new products or technologies by competitors; and the ability of the combined company to achieve expected operating and financial results. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included in Quantum’s and
ADIC’s most recent filings with the Securities and Exchange Commission. Quantum and
ADIC undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this presentation.

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Appendix

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC Information
• ADIC is a publicly traded, NASDAQ listed (ADIC) company headquartered in Redmond, WA
– LTM Revenue, EBITDA and market Cap of $462m, $39.5m and $511m (5/2/06)
respectively
• ADIC is the world’s leading supplier of automated tape systems, customers include:
– Technology: Cray, Dell, Fujitsu Siemens, HP, IBM, Microsoft, SAP, Siemens, Sony, Sun
Microsystems, Yahoo!
– Financial/ Services: Abbey, Bank of China, CIT Group, Clifford Chance, Deutsche Bank,
Ernst & Young, Fidelity Investments, JP Morgan Chase
– Commercial/Industrial: BP, ChevronTexaco, Corporate Express, Ford, Harley Davidson,
Johnson & Johnson, Shell
– Telecommunications/Entertainment: BT, Deutsche Telecom, Disney, MCI, Nokia, Sprint
PCS, T-Mobile, Time Warner, Turner Broadcasting, Verizon
• Uses a worldwide sales force, a global reseller network and OEMs. Products are sold under the
ADIC brand name and under the names of various OEM customers including Apple, Cray, Dell,
EMC, Fujitsu-Siemens, HP, IBM, and Sun/StorageTek. OEM customers accounted for 39% of
FY05 sales
• As of October 31, 2005, ADIC had 1,109 full-time employees, including 275 in sales and marketing,
211 in engineering and research and development, 308 in global services, 200 in manufacturing and operations and 115 in finance, general administration and management

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC Market Approach
• ADIC is moving beyond simple hardware to focus on Intelligent Storage™
– Hardware devices with a significant software component
– This makes ADIC’s devices easier to manage, easier to integrate into a complex, multi-protocol networking environment, and more reliable for large-scale data storage in an enterprise environment
– Archiving and data management software, Storage Area Network (SAN)
management solutions, tape libraries with built-in controllers, remote monitoring, diagnostics, and repair, and comprehensive, full-solution backup systems
• The “Intelligent” approach allows for faster backup in shorter backup windows, more reliable data transfer, better compression performance, easier service and diagnostics, superior scalability, and more options for customized management by IT departments and storage administrators
• This high-end model is expected to drive growth in the segment going forward

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC Entry-Level Products
• ADIC offers an entry-level autoloader and an entry-level tape library, slotting above
Quantum’s single tape drives
– FastStor 1 and 2 (based on height) offer 8-tape capacity with a single drive
– Offers a weeks worth of reliable, unattended backup
– FastStor 1 is the industry’s smallest LTO autoloader at only 1.75 vertical inches (1U)
– The Scalar24 offers native capacity up to 9.6TB with 2 drives and 24 storage slots
– Offers LTO or SDLT media, iSCSI and Fibre Channel (FC) connectivity
– A robust library at an affordable price

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC Tape Libraries
• ADIC’s strongest product suite is its extensive selection of mid-range and high-end tape libraries
– The Scalar i500, introduced at the end of 2005 and boasting up to 323TB of storage, has become the fastest ADIC Library to reach 2,000 units sold, in only five months
– Innovative solutions, including iPlatform architecture and iLayer server management, help to reduce service calls by 50% and issue resolution time by 30%
– Libraries have “Capacity-On-Demand”, with the Scalar i2000 enterprise-class device expandable from 100 slots to nearly 3,500, with 2,800TB of maximum storage
– The Scalar 10K is the first Storage Area Network (SAN) enabled library for consolidated enterprise backup and archiving
– Boasts up to 324 drives and 13,884 cartridges with 11,107 TB of maximum capacity

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC Disk-Based Backup
• From its acquisition of PathLight Technology, ADIC offers a mid-range and enterprise-class disk backup system
– Disk-based replication offers a secure, rapid, and reliable form of backup, adding additional redundancy to storage
– Difficult-to-backup data, and more critical data is backed up to disk, then automatically transferred to tape
• The disk writes quicker and the data is maintained with more certainty
ADIC’s Pathlight VX 650 delivers
premium protection for your
organization’s most difficult-to-
backup data. In this example, email
and database information is backed
up to disk, while tapes are created
automatically in one library partition
for disaster recovery and retention.
File and print server data is backed
up directly to tape using a separate
partition in the same library.

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC SAN Appliances
• SAN Devices work as a hardware front for a storage network, linking dissimilar operating systems and protocols work together in a unified network
– Dynamically maps diskless servers to disk volumes and providing access security
– IT architects use the SNC 5000 to combine heterogeneous devices into a single, centrally managed environment in order to obtain the highest possible value and utility from their data center resources
Test results demonstrate significant write performance increases for library configurations that connect tape drives to a switched fabric through an ADIC® Storage Networking Library controller in comparison to similar drives connected directly to the fabric.
Typical enterprise-scale configurations show a 19%
throughput improvement for controller-connected units.

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC Software Solutions
• Data Management Software
– StorNext helps customers store data at a lower overall cost and access that data faster through workflow management and intelligent archiving
– Creates shared pools of digital assets, including media content and analytical data, so that critical files can be processed faster
– It also consolidates data on Xserve RAID systems, and provides a common interface to Windows,
Linux, UNIX, and Apple Xsan systems to move data more easily
Xsan and StorNext FX clients deliver shared
storage access down to the file level for multiple
hosts, eliminating the need for storage
provisioning.
StorNext provides high speed, shared
workflow and high capacity, multi-tier
archives for images, rich media, broadcast
content, analytic data sets, and other digital
assets.

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC Software Solutions
• Archiving Software
– AMASS, stored on a UNIX server, acts as a virtual front for tape libraries and optical storage libraries
– Transforms “off-line” storage (automated backup) into direct-access, mass-storage devices
– Effectively presents a group of storage devices as one device, and allows the user to access it to retrieve or store files as they would a standard magnetic disk
AMASS provides transparent
access to data on disk and
library storage. With its buffer
cache, AMASS allows
gigabytes of disk to support
files which are terabytes in
size.

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

ADIC Services
• Your best line of defense in protecting your organization’s mission-critical data is our iSurety™ service approach featuring our bi-directional iLink™ remote diagnostics technology—an industry first that extends diagnostics into the broader storage environment. With iLink, ADIC’s remote diagnostics tool, we can resolve some issues before a failure or data loss even occurs.
And, with built-in intelligence, your storage system
needs fewer components, is less complicated—so you’ll
spend less time managing it. We are dedicated to
helping you minimize downtime, increase productivity,
and resolve potential problems before they impact your
backup and your data—wherever the root cause of
the issue may occur.